AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 3, 1999.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )

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                            First Banks America, Inc.
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                                (Name of Issuer)
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                      Class A Common Stock $0.15 Par Value
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                         (Title of Class of Securities)

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                           31928N 10 3
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                                 (CUSIP Number)

                             --------------------
                    Allen H. Blake, Executive Vice President
                                First Banks, Inc.
                   11901 Olive Boulevard, St. Louis, MO 63141
                                 (314) 995-8700
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                 January 4, 1999
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                   THIS STATEMENT CONTAINS TWENTY (20) PAGES.

SCHEDULE 13D
---------------------------------------- --------------------------------------

CUSIP NO.  31928N 10 3                                     Page 2 of 20 Pages
---------------------------------------- --------------------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        FIRST BANKS, INC.

                    43-1175538
---------- --------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)   |_|
                                                                  (b)   |X|

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3          SEC USE ONLY


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4          SOURCE OF FUNDS*

                         Not Applicable

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5          CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
           TO |_| ITEMS 2(d) OR 2(e)

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6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    MISSOURI
---------- --------------------------------------------------------------------

    NUMBER OF       7        SOLE VOTING POWER
                             1,895,894 COMMON STOCK
      SHARES                 2,500,000 CLASS B COMMON STOCK
------------------- -------- --------------------------------------------------

   BENEFICIALLY     8        SHARED VOTING POWER

     OWNED BY                               NONE
------------------- -------- --------------------------------------------------

       EACH         9        SOLE DISPOSITIVE POWER
                             1,895,894 COMMON STOCK
    REPORTING                2,500,000 CLASS B COMMON STOCK
------------------- -------- --------------------------------------------------

      PERSON        10       SHARED DISPOSITIVE POWER

       WITH                                 NONE
------------------- -------- --------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,395,894 (Includes Common Stock and Class B Common Stock)
---------- --------------------------------------------------------------------

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |_|
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            76.84% of all voting stock
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14         TYPE OF REPORTING PERSON

                    HC, CO
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*SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!  INCLUDE BOTH SIDES OF THE COVER PAGE,
RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1. Security and Issuer

         This statement relates to Common Stock, par value $0.15 per share (the "Common Stock"), and Class B Common Stock, par value $0.15 per share (the "Class B Stock") issued by First Banks America, Inc., a Delaware corporation ("FBA"), whose principal executive offices are located at 135 N. Meramec, Clayton, Missouri 63105.

         The statement on Schedule 13D filed by the reporting person on September 14, 1994, as previously amended, is hereby amended as follows:

Item 2. Identity and Background

         This statement is filed by First Banks, Inc., a Missouri corporation and registered bank holding company ("First Banks"). The controlling shareholders of First Banks are: (i) the James F. Dierberg II Family Trust, dated December 30, 1992; (ii),The Michael J. Dierberg Irrevocable Trust, dated May 1, 1998 (iii) the Ellen C. Dierberg Family Trust, dated December 30, 1992;
(iv) the Michael J. Dierberg Family trust dated December 30, 1992; (v) James F. Dierberg, trustee of the James F. Dierberg living trust, dated October 8, 1985; and (vi) First Trust (Mary W. Dierberg and First Bank, Trustees) established U/I James F. Dierberg, dated December 12, 1992. Mr. James F. Dierberg and Mrs. Mary
W. Dierberg are husband and wife, and Messrs. James F. Dierberg II, Michael James Dierberg and Mrs. Ellen Dierberg Schepman are their adult children (the "Dierberg Family").

         The directors and executive officers of First Banks and their positions with First Banks are as follows:

         James F. Dierberg   Chairman of the Board of Directors, President and
                               Chief Executive Officer
         Allen H. Blake      Executive Vice President, Chief Operating Officer,
                               Chief Financial Officer and Secretary
         John A. Schreiber   Executive Vice President and Chief Lending Officer
         Donald W. Williams  Executive Vice President and Chief Credit Officer
         Mark T. Turkcan     Executive Vice President, Retail and Mortgag
                               Banking
         Thomas A. Bangert   Senior Vice President - Chief Operations Officer
         Larry J. Brost        Senior Vice President and Controller
         Donald Gunn, Jr.    Director
         George Markos       Director


         The information required by Item 2 with respect to First Banks, the Dierberg Family and each of the above named persons is attached to this statement as Exhibits 2A through 2O, and is incorporated herein by reference.

         The information disclosed in Exhibits 2A through 2O is included pursuant to General Instruction C to Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

         On January 4, 1999, First Banks filed a Schedule 14D-1 with the Securities and Exchange Commission and commended a tender offer for up to 400,000 shares of Common Stock, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 4, 1999 and in the related Letter of Transmittal, which together with the Supplement (defined below) constitute the "Offer." First Banks is the majority stockholder of FBA; as of December 31, 1999, First Banks was the owner of 1,895,894 shares of Common Stock and 2,500,000 shares of Class B Stock, which collectively represented approximately 76.84% of the outstanding voting stock of FBA.

         Reference is made to Item 8 of the Offer to Purchase, which is incorporated by reference herein, for information concerning the source and amount of funds to be used to consummate the tender offer, subject to the assumptions stated therein.

         On February 1, 1999, First Banks amended the offer to set a fixed purchase price of $21.00 for shares tendered and accepted for payment; at the same time, the expiration of the Offer was extended until 5:00 p.m. New York City time on February 17, 1999. The revised terms of the Offer are set forth in a Supplement dated February 1, 1999 (the "Supplement") to the Offer to Purchase, which is incorporated by reference herein.

         On December 1, 1998, First Banks exercised its rights to convert the principal and accrued interest on a debenture of FBA (the "Debenture") into 629,557 shares of Common Stock.

Item 4. Purpose of Transaction

         The principal purpose of First Banks in conducting the tender offer referred to above and in converting the debenture is to increase its ownership to more than 80% of the outstanding Common Stock and Class B Stock of FBA. Additional information concerning the purpose of the tender offer is set forth in Item 2 of the Offer to Purchase and is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

(a) See the information set forth in Item 3 regarding the aggregate number and percentage of the classes of securities beneficially owned by First Banks.

(b) First Banks has the sole power to vote and to dispose of the securities of FBA referred to herein

         (c)-(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         No amendment with respect to this item.

Item 7. Material to Be Filed as Exhibits

         Exhibits 2A through 2O -Information required by Item 2 with respect to First Banks, the Dierberg family and the other persons identified in Item 2.

         Exhibit 3.1 Offer to Purchase dated January 4, 1999--incorporated by reference to Exhibit (a)(1) to the Schedule 14D-1 filed by First Banks, Inc. on January 4, 1999.

         Exhibit  3.2  Supplement  dated  February  1,  1999  to  the  Offer  to
Purchase--incorporated  by  reference  to  Exhibit  (a)(7) to the  Amendment  to
Schedule 14d-1 filed by First Banks, Inc. on February 1, 1999.

         Exhibit 3.3 Secured Credit Agreement, dated August 25, 1998, among First Banks, Inc. and a group of unaffiliated banks-incorporated by reference to Exhibit (b)(1) to the Schedule 14D-1 filed by First Banks, Inc. on January 4, 1999.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          FIRST BANKS, INC.


Date:    February 3, 1999             By: /s/ Allen H. Blake
                                          ------------------
                                              Allen H. Blake
                                              Executive Vice President

                                   Exhibit 2A
                                   ----------



FIRST BANKS, INC.


State or Other Place of Organization:                   Missouri


Principal Business:                                     Bank Holding Company


Address of Principal Business:                          135 North Meramec
                                                        Clayton, Missouri 63105


Address of Principal Office:  135 North Meramec
                                                        Clayton, Missouri 63105


Criminal Proceedings During Last 5 Years:               None


Civil Proceedings During Last 5 Years:                  None

                                   Exhibit 2B
                                   ----------


JAMES F. DIERBERG (Chief Executive Officer, President and Chairman of the Board of Directors of First Banks, Inc.)


Residence or Business Address:                        39 Glen Eagles Drive
                                                      St. Louis, Missouri 63124


Principal Occupation or Employment:                   Financial services

               Name of Employer:                      First Banks, Inc.

               Principal Business:                    Bank holding company

               Address:135 North Meramec,
                                                      Clayton, Missouri 63105


Criminal Proceedings During Last 5 Years:             None


Civil Proceedings During Last 5 Years:                None


Citizenship:                                          U.S.A.

                                   Exhibit 2C
                                   ----------


MARY W. DIERBERG (Co-Trustee under the various Family Trusts)


Residence or Business Address:                        39 Glen Eagles Drive
                                                      St. Louis, Missouri 63124


Principal Occupation or Employment:                   Housewife


Criminal Proceedings During Last 5 Years:             None


Civil Proceedings During Last 5 Years:                None


Citizenship:                                          U.S.A.

                                   Exhibit 2D
                                   ----------


JAMES F. DIERBERG II

Residence or Business Address:                        39 Glen Eagles Drive
                                                      St. Louis, Missouri 63124


Principal Occupation or Employment:                   Attorney at Law


Criminal Proceedings During Last 5 Years:             None


Civil Proceedings During Last 5 Years:                None


Citizenship:                                          U.S.A.

                                   Exhibit 2E
                                   ----------


MICHAEL JAMES DIERBERG


Residence or Business Address:                         225 East Street, S.E.
                                                       Washington, DC 20003


Principal Occupation or Employment:                    Attorney at Law


Criminal Proceedings During Last 5 Years:              None


Civil Proceedings During Last 5 Years:                 None


Citizenship:                                           U.S.A.

                                   Exhibit 2F
                                   ----------


ELLEN DIERBERG SCHEPMAN


Residence or Business Address:                         1000 Taraval
                                                       San Francisco, CA 94116


Principal Occupation or Employment:                    Marketing


Criminal Proceedings During Last 5 Years:              None


Civil Proceedings During Last 5 Years:                 None


Citizenship:                                           U.S.A.

                                   Exhibit 2G
                                   ----------



FIRST BANK (Co-Trustee of First Trust)


State or Other Place of Organization:                  Missouri


Principal Business:                                    Banking


Address of Principal Business:                         11901 Olive Blvd.
                                                       St. Louis, Missouri 63141


Address of Principal Office:                           11901 Olive Blvd.
                                                       St. Louis, Missouri 63141


Criminal Proceedings During Last 5 Years:              None


Civil Proceedings During Last 5 Years:                 None

                                   Exhibit 2H
                                   ----------


ALLEN H. BLAKE (Executive Vice President, Chief Operating Officer, Chief Financial Officer, Secretary and Director of First Banks, Inc.)


Residence or Business Address:                         2345 Kettington Road
                                                       Chesterfield, MO 63017


Principal Occupation or Employment:                    Financial services

                      Name of Employer:                First Banks, Inc.

                      Principal Business:              Bank holding company

                      Address:                         135 North Meramec,
                                                       Clayton, Missouri 63105


Criminal Proceedings During Last 5 Years:              None


Civil Proceedings During Last 5 Years:                 None


Citizenship:                                           U.S.A.

                                   Exhibit 2I
                                   ----------


JOHN A. SCHREIBER (Executive Vice President, Commercial Banking, of First Banks, Inc.)


Residence or Business Address:                        11747 Parkshire
                                                      St. Louis, Missouri 63126


Principal Occupation or Employment:                   Financial services

                      Name of Employer:               First Banks, Inc.

                      Principal Business:             Bank holding company

                      Address:                        135 North Meramec,
                                                      Clayton, Missouri 63105


Criminal Proceedings During Last 5 Years:             None


Civil Proceedings During Last 5 Years:                None


Citizenship:                                          U.S.A.

                                   Exhibit 2J
                                   ----------



DONALD W. WILLIAMS (Executive Vice President and Chief Credit Officer of First Banks, Inc.)


Residence or Business Address:                        18 Huntleigh Downs
                                                      Frontenac, Missouri 63131


Principal Occupation or Employment:                   Financial services

                      Name of Employer:               First Banks, Inc.

                      Principal Business:             Bank holding company

                      Address:                        135 North Meramec,
                                                      Clayton, Missouri 63105


Criminal Proceedings During Last 5 Years:             None


Civil Proceedings During Last 5 Years:                None


Citizenship:                                          U.S.A.

                                   Exhibit 2K
                                   ----------



MARK T. TURKCAN (Executive Vice President of Mortgage Banking of First Banks, Inc.)


Residence or Business Address:                        711 Bent Brook Road

                                                      St. Louis, Missouri 63122


Principal Occupation or Employment:                   Financial services

                      Name of Employer:               First Banks, Inc.

                      Principal Business:             Bank holding company

                      Address:                        135 North Meramec,
                                                      Clayton, Missouri 63105


Criminal Proceedings During Last 5 Years:             None


Civil Proceedings During Last 5 Years:                None


Citizenship:                                          U.S.A.

                                   Exhibit 2L
                                   ----------


THOMAS A. BANGERT (Senior Vice President of Operations of First Banks, Inc.)


Residence or Business Address:                        12575 Conway Road
                                                      St. Louis, Missouri 63141


Principal Occupation or Employment:                   Financial services

                      Name of Employer:               First Banks, Inc.

                      Principal Business:             Bank holding company

                      Address:                        135 North Meramec,
                                                      Clayton, Missouri 63105


Criminal Proceedings During Last 5 Years:             None


Civil Proceedings During Last 5 Years:                None


Citizenship:                                          U.S.A.

                                   Exhibit 2M
                                   ----------


LAURENCE J. BROST (Senior Vice President of Accounting of First Banks, Inc.)


Residence or Business Address:                          414 Lennox
                                                        Ballwin, Missouri 63011


Principal Occupation or Employment:                     Financial services

                      Name of Employer:                 First Banks, Inc.

                      Principal Business:               Bank holding company

                      Address:                          135 North Meramec,
                                                        Clayton, Missouri 63105


Criminal Proceedings During Last 5 Years:               None


Civil Proceedings During Last 5 Years:                  None


Citizenship:                                            U.S.A.

                                   Exhibit 2N
                                   ----------



DONALD GUNN, JR. (Director of First Banks, Inc.)


Residence or Business Address:                        11901 Olive Boulevard
                                                      St. Louis, Missouri 63141


Principal Occupation or Employment:                   Attorney at Law

                      Name of Employer:               Gunn & Gunn

                      Principal Business:             Law Firm

                      Address:                        11901 Olive Boulevard
                                                      St. Louis, Missouri 63141


Criminal Proceedings During Last 5 Years:             None


Civil Proceedings During Last 5 Years:                None


Citizenship:                                          U.S.A.

                                   Exhibit 2O
                                   ----------


GEORGE MARKOS (Director of First Banks, Inc.)


Residence or Business Address:                        1595 N. Central Expressway
                                                      Richardson, Texas 75080


Principal Occupation or Employment:                   Business Management

                      Name of Employer:               Profit Management Systems

                      Principal Business:             Business Services

                      Address:                        1595 N. Central Expressway
                                                      Richardson, Texas 75080


Criminal Proceedings During Last 5 Years:             None


Civil Proceedings During Last 5 Years:                None


Citizenship:                                          U.S.A.